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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              --------------------

                                    FORM T-1

                   STATEMENT OF ELIGIBILITY AND QUALIFICATION
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
                              --------------------

                             LaSalle National Bank
              (Exact name of trustee as specified in its charter)
                                   36-1521370
                      (I.R.S. Employer Identification No.)

         135 South LaSalle Street, Suite 1740 Chicago, Illinois 60674 (Address, including zip code, of principal executive offices)
                              --------------------

                              Mr. Robert K. Quinn
                   Senior Vice President and General Counsel
                           Telephone: (312) 443-2010
                            135 South LaSalle Street
                            Chicago, Illinois  60603
           (Name, address and telephone number of agent for service)

                              --------------------

                Americredit Automobile Receivables Trust 1997-C
              (Exact name of obligor as specified in its charter)

               Delaware                             Not Applicable
     (State or other jurisdiction of               (I.R.S. Employer
     incorporation or organization)               Identification No.)

C/O  Bankers Trust (Delaware)
     E.A. Delle Donne Corporate Center
     Montgomery Building
     1011 Centre Road, Suite 200
     Wilmington, Delaware 19805
(Address, including zip code, of registrant's Principal Executive Offices)
                             --------------------

                       Class A-1 5.66% Asset Backed Notes
                   Class A-2 Floating Rate Asset Backed Notes
                       Class A-3 6.30% Asset Backed Notes
                      (Title of the indenture securities)
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Item 1.   General Information

          Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

               1.   Comptroller of the Currency, Washington D.C.

               2.   Federal Deposit Insurance Corporation, Washington, D.C.

               3. The Board of Governors of the Federal Reserve Systems, Washington, D.C.

          (b)  Whether it is authorized to exercise corporate trust powers.

                    Yes.

Item 2.   Affiliations with Obligor and Underwriters.

          If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

          Neither the obligor nor any underwriter for the obligor is an affiliate of the trustee.

Item 3.   Voting Securities of the Trustee.

          Furnish the following information as to each class of voting securities of the trustee:

                    Not applicable
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Item 4.   Trusteeships under Other Indentures.

          If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

          (a)  Title of the securities outstanding under each other indenture.

                    Americredit Receivables Finance Corp. 8.19% Automobile
                         Receivables Backed Notes Series 1994-A
                    Americredit Receivables Finance Corp. 6.55% Automobile
                         Receivables Backed Notes Series 1995-A
                    Americredit Automobile Receivables Trust 1996-C
                         Class A-1 5.574% Money Market Asset Backed Notes Class A-2 Floating Rate Asset Backed Notes
                         Class A-3 6.40% Asset Backed Notes
                    Americredit Automobile Receivables Trust 1996-D
                         Class A-1 5.425% Money Market Asset Backed Notes Class A-2 Floating Rate Asset Backed Notes
                         Class A-3 6.10% Asset Backed Notes
                    Americredit Automobile Receivables Trust 1997-A
                         Class A-1 5.515% Asset Backed Notes
                         Class A-2 Floating Rate Asset Backed Notes
                         Class A-3 6.54% Asset Backed Notes
                    Americredit Automobile Receivables Trust 1997-B
                         Class A-1 5.79% Asset Backed Notes
                         Class A-2 6.36% Asset Backed Notes
                         Class A-3 6.67% Asset Backed Notes


          (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeship under such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

                    No conflict exists, the indenture securities will rank on par with other such indentures.
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Item 5.   Interlocking Directorates and Similar Relationships with the Obligor or Underwriters.

          If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

                    Not applicable



Item 6.   Voting Securities of the Trustee Owned by the Obligor or its
          Officials.

          Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner and executive officer of the obligor.

                    Not applicable

Item 7.   Voting Securities of the Trustee Owned by Underwriters or their
          Officials.

          Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of each such underwriter.

                    Not applicable

Item 8.   Securities of the Obligor Owned or Held by the Trustee.

          Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:

                    Not applicable

Item 9.   Securities of the Underwriter Owned or Held by the Trustee.

          If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee.

                    Not applicable
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Item 10.  Ownership or Holdings by the Trustee of Voting Securities of Certain
          Affiliates or Security Holders of the Obligor.

          If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person.

                    Not applicable



Item 11. Ownership or Holdings by the Trustee of any Securities of a Person owning 50 Percent or more of the Voting Securities of the Obligor.

          If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee.

                    Not applicable

Item 12.  Indebtedness of the Obligor to the Trustee.

          If the obligor is indebted to the trustee, furnish the following information.

                    Not applicable

Item 13.  Defaults by the Obligor.

          a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

                    Not applicable

          b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

                    No defaults have occurred
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Item 14.  Affiliations with the Underwriters.

          If any underwriter is an affiliate of the trustee, describe each such affiliation.

                    Not applicable



Item 15.  Foreign Trustee.

          Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified.

                    Not applicable
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Item 16.  List of Exhibits.

          List below all exhibits filed as part of this statement of eligibility and qualification.

               1. A copy of the Articles of Association of LaSalle National Bank now in effect.

               2. A copy of the certificate of authority to commence business.

               3. A copy of the authorization to exercise corporate trust powers.

               4.    A copy of the existing By-Laws of LaSalle National Bank.

               5.    Not applicable.

               6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

               7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

               8.    Not applicable.

               9.    Not applicable.
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                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, LaSalle National Bank, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois, on the 20th day of August 1997.

                                         LaSalle National Bank



                                         By:     /s/ Brian D. Ames
                                            -------------------------
                                                 Brian D. Ames
                                                 Trust Officer